MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2016

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (“Financial Statements”) of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2016 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of March 28, 2017. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

•

the outcome of our multi-dimensional strategy to address the United States Environmental Protection Agency’s ("EPA") pre-emptive regulatory action under Section 404(c) of the Clean Water Act (the "CWA") and our plans to prepare the Pebble Project (as hereinafter defined) to initiate federal and state permitting under the National Environmental Policy Act (the "NEPA") (the "Multi-dimensional Strategy");

•	the outcome of the legal and direct discussions, including possible mediation proceedings that we are engaged in with the EPA and any future actions that may or may not be taken by the EPA;
•	the outcome of any other legal proceedings in which we are engaged;
•	the impact of any change in the administration of the EPA resulting from the new federal administration in Washington, DC;
•	our ability to proceed with applications for federal and state permitting under the CWA and the NEPA;
•	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project;
•	our expected financial performance in future periods;
•

our plan of operations, including our plans to carry out and finance the Multi-dimensional Strategy activities, exploration and development activities, legal and direct discussion, and possible mediation proceedings with the EPA;

•	our ability to raise capital for the Multi-dimensional Strategy activities, exploration and development activities;
•	our expectations regarding the exploration and development potential of the Pebble Project; and
•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Key assumptions upon which the Company’s forward-looking information are based include:

•

that we will be able to secure sufficient capital necessary for the Multi-dimensional Strategy activities, the outcome of litigation against and direct discussions, including possible mediation with the EPA, continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	we will ultimately have the opportunity to proceed with permit application preparations under the CWA and NEPA for the Pebble Project;
•

that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;
•	that our key personnel will continue their employment with us; and
•	that we will continue to be able to secure minimal adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	a negative outcome of the Multi-dimensional Strategy, including legal and political challenges with which we are engaged regarding the Pebble Project, which would have a material adverse effect on us;
•	an inability to ultimately obtain permitting for a mine at the Pebble Project;
•	an inability to continue to fund the Multi-dimensional Strategy, exploration and development activities and other operating costs;
•	the highly cyclical and speculative nature of the mineral resource exploration business;
•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;
•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;
•	the potential for loss of the services of key executive officers;
•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;
•	the volatility of copper, gold, molybdenum and silver prices and mining share prices;
•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;
•

the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;
•	the possible inability to insure our operations against all risks;
•	the highly competitive nature of the mining business;
•	the potential equity dilution to current shareholders from future equity financings; and
•	that we have never paid dividends and will not do so in the foreseeable future.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

During the period 2007 to 2013, a major part of the project expenditures were on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. These costs are not reflected in the Company’s asset accounts as they were largely incurred by third parties or are required to be expensed. The technical and engineering studies that were completed relating to mine-site and infrastructure development are not considered to be current or necessarily representative of management’s current understanding of the most likely development scenario for the Project. Accordingly, the Company is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological information from exploration, remain important information available to the Company from this period in continuing its advancement of the Project.

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds a 100% interest in mining claims on State of Alaska land in southwest Alaska, USA ("US"). The claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver Project (the "Pebble Project" or “Pebble”). The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), in which the Company owns a 100% interest.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources, as measured by aggregate contained metals. The current estimate of these mineral resources at a 0.30% copper equivalent (CuEQ)1 cut-off grade comprise:

•

6.44 billion tonnes in the combined Measured and Indicated categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.66 g/t silver, containing 57 billion pounds of copper, 70 million ounces of gold, 3.4 billion pounds of molybdenum and 344 million ounces of silver; and

•

4.46 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.26 g/t gold, 222 ppm molybdenum and 1.19 g/t silver, containing 24.5 billion pounds of copper, 37 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

Mineralization indicating the presence of the Pebble deposit was discovered by a prior operator in 1987, and by 1997 an initial outline of the deposit had been identified. Northern Dynasty acquired the right to earn an interest in the Pebble property in 2001. Exploration since that time has led to significant expansion of the Pebble deposit, including the discovery of a substantial volume of higher grade mineralization in the eastern part of the deposit. Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004. A number of other occurrences of copper, gold and molybdenum have also been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

_______________________________

1 For additional details, see section 1.2.1 below.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

From 2001 when Northern Dynasty’s involvement began to December 31, 2016, a total of $814 million (US$758 million) has been invested to advance the Pebble Project.2

In February 2014, the US Environmental Protection Agency (“EPA”) announced the initiation of a pre-emptive regulatory action under the Clean Water Act (“CWA”) to consider restriction or a prohibition on mining activities associated with the Pebble deposit. Much of the Company’s efforts since that time have been focused on legal and other initiatives to ward off this action, and ensure the Pebble Project can proceed into normal course permitting unencumbered by any extraordinary development restrictions.

In 2016, work by Northern Dynasty and the Pebble Partnership concentrated on three key activities:

•	advancing a Multi-dimensional Strategy, including litigation as described in section 1.2.1.2 below, to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA;

•	maintaining an active corporate presence in Alaska in order to advance relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups; and

•	working toward securing a transaction with a potential partner(s) to further advance the Pebble Project.

On October 27, 2016, the Pebble Partnership and the EPA (“the parties”) filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under the Federal Advisory Committee Act ("FACA"), as described in section 1.2.1.2 Legal Matters below. On December 30, 2016, the parties filed a joint Notice in federal court staying the ongoing FACA litigation until March 20, 2017 and, on that date, the parties filed a Joint Motion in federal court to extend a stay of proceedings in ongoing litigation under FACA to May 4, 2017 in the interest of resolving the matter.

The Company has made substantial progress in recent discussions with the EPA and intends to continue negotiating the matter directly, rather than through mediation. Government representatives are actively engaged in these discussions and, along with the Pebble Partnership, are focused on achieving a resolution that will be agreeable to both parties. In the meantime, the Court’s Preliminary Injunction of November 25, 2014, will remain in effect for the duration of any stay.

In 2017, the Company plans to:

•

continue to advance the Multi-dimensional Strategy to address the EPA’s pre-emptive CWA regulatory action with the goal that the Pebble Project will be able to initiate federal and state permitting under the National Environmental Policy Act ("NEPA") unencumbered by any extraordinary development restrictions imposed by the EPA;

_____________________________

2 Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc (“Anglo American”) which participated in the Pebble Partnership from 2007 to 2013, and the remainder was financed by Northern Dynasty. During the period 2007 to 2013, a major part of the expenditures were on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. The technical and engineering studies that were completed relating to mine-site and infrastructure development are not considered to be current or necessarily representative of management’s current understanding of the most likely development scenario for the Project. Accordingly, the Company is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological information from exploration, remain important information available to the Company from this period in continuing its advancement of the Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

•

maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

•

if either the Multi-dimensional Strategy is successful or the EPA changes it position with the result that permit applications can proceed, prepare documentation to initiate federal and state permitting under the CWA and the NEPA. In the event permit applications can proceed, the Company plans to undertake environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan, in order to prepare documentation to initiate federal and state permitting;

•	maintain the Pebble Project and Pebble claims in good standing; and

•	continue to seek potential partner(s) to further advance the Pebble Project.

The current Multi-dimensional Strategy may be impacted by the change in the leadership of the EPA that was completed in the first quarter of 2017 as a result of the new federal administration in Washington, DC. Through the Pebble Partnership, the Company has had preliminary discussions with certain members of the new administration and believes, based on these discussions and other public statements, that there is a possibility that the new leadership of the EPA will reconsider its position with respect to the EPA’s previously proposed pre-emptive action under Section 404(c) of the CWA. This would allow the Pebble Project to proceed with the permitting process. These discussions are, however, not binding and there is no assurance that this change of leadership will result in the EPA reversing its position. In addition, on February 22, 2017, the US House Committee on Science, Space and Technology recommended that the new EPA Administrator rescind the federal agency’s pre-emptive Section 404(c) action. As of the date of this MD&A, there has not yet been a formal response to this recommendation.

At this time, the Pebble Partnership is still planning to remain engaged in direct discussions, including possible mediation with the EPA. There can also be no assurance of the results of the discussion and possible mediation with the EPA. In the event that there is a change in the EPA’s position that results in Pebble being able to proceed into the permitting process, it is anticipated that (i) the Multi-dimensional Strategy will change, as the key objective of this strategy will have been met, however, political and stakeholder outreach efforts will continue; (ii) the Pebble Partnership will execute technical studies and prepare documentation to initiate applications for federal and state permitting under the CWA and the NEPA; and (iii) the Company may re-direct some of its efforts on the Multi-dimensional Strategy to these permitting activities. In the event that there is no change in the EPA position, then the Multi-dimensional Strategy and the related discussion and possible mediation proceedings with the EPA will continue. Even if the dealings with the EPA are successful and the permitting process for the Pebble Project commences, there can be no assurance that the permits required to build and operate the Pebble Project will be successfully secured.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Corporate

As at December 31, 2016, the Company has $7.2 million in cash and cash equivalents for its operating requirements.

Subsequent to December 31, 2016, the Company received US$37.44 million in a bought deal offering of 20,240,000 common shares at US$1.85 per common share.

The Company has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months. Although the Company will seek financing as necessary to advance its programs, there can be no assurances that it will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1    Pebble Project

1.2.1.1 Technical Information

The Pebble property ("Pebble") is located in southwest Alaska, approximately 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. The property consists of 2,402 mineral claims. Situated approximately 1,000 feet above sea-level and 65 miles (100 kilometers) from tidewater on Cook Inlet, the site conditions are favorable for sound mine site and infrastructure development.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit, effective date December 2014, is based on drilling to the end of 2013 and includes approximately 59,000 assays obtained from 699 drill holes. The resource was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty. A base case cut-off of 0.3% CuEq is highlighted.

Pebble Project Mineral Resources

Cut-off CuEq %	CuEq %	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blbs	Au Moz	Mo Blbs	Ag Moz
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.66	3.83	5.93	0.21	28.13
0.4	0.66	508,000,000	0.34	0.36	180	1.68	3.80	5.88	0.20	27.42
0.6	0.77	279,000,000	0.40	0.42	203	1.84	2.46	3.77	0.12	16.51
1.0	1.16	28,000,000	0.62	0.62	302	2.27	0.38	0.56	0.02	2.04
Indicated
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66	53.42	64.62	3.20	315.50
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75	51.31	58.21	2.97	291.05
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99	41.82	45.47	2.27	220.71
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42	23.95	23.14	1.07	109.79
Measured + Indicated
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66	56.76	70.38	3.40	343.63
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75	55.09	63.92	3.17	319.62

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Cut-off CuEq %	CuEq %	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blbs	Au Moz	Mo Blbs	Ag Moz
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98	44.38	49.15	2.39	237.37
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42	24.11	23.60	1.08	111.97
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19	24.55	37.25	2.18	170.49
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39	19.14	25.38	1.55	117.58
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79	13.66	15.35	0.83	74.28
1.0	1.20	360,000,000	0.69	0.45	377	2.27	5.41	5.14	0.30	25.94

Notes to the above table:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred Mineral Resources are considered to be too speculative to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessments as defined under 43-101. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.

The mineral resource tabulation uses copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution.

Copper equivalent calculations use metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East zone.

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed economic analyses that would be required in pre-feasibility and feasibility studies.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1,540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Parameter		Units	Cost ($)	Value
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

Additional details can be found in the technical report, entitled "2014 Technical Report on the Pebble Project, Southwest Alaska, USA," authored by J. David Gaunt, PGeo., James Lang, PGeo., Eric Titley, PGeo., and Ting Lu, PEng., effective date December 31, 2014, which is filed under the Company’s profile at www.sedar.com.

Environmental and Socioeconomic

Extensive environmental baseline data has been collected since 2004. The goal is to design and plan a project that protects clean water, healthy fish and wildlife populations, and other natural resources in the region.

In January 2012, the Pebble Partnership publicly released the 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project, which characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities. The purpose of the EBD is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents. The EBD study is available at http://pebbleresearch.com/. The Pebble Partnership also facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. In addition, a series of public presentations of the EBD findings was coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State. Public and expert review of the EBD was facilitated under the Keystone initiative3.

The EBD encompasses data from the range of environmental and social conditions described above during the period 2004-2008 and from some disciplines in 2009. Environmental baseline data reports through 2014 are being integrated with the database from the EBD so that this information can be shared with state/federal agencies and the public as part of the future permitting process under NEPA. Environmental monitoring of the site has continued at reduced levels over the past two years.

In March 2017, the Company announced that the Pebble Partnership had selected HDR Alaska, Inc. to serve as lead regulatory and permitting consultant for the Pebble Project, with the goal of preparing necessary documentation to initiate federal and state permitting under the CWA and NEPA by the end of the year, in anticipation of a successful outcome of the Company’s Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA.

____________________________________

3 An independent stakeholder dialogue process concerning the Pebble Project initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Community Engagement

An active program of stakeholder outreach has been undertaken at Pebble, and has included community meetings, stakeholder visits, presentations and event appearances as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices.

Stakeholder outreach and community engagement is ongoing, although at a reduced scale commensurate with other project activities. As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

1.2.1.2 Legal Matters

Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the CWA to prohibit discharges of dredged or fill material in waters of the US within these drainages. However, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence, would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for over a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document (further described under Environmental Baseline Studies above).

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA permitting process. All submissions prepared by Northern Dynasty and the Pebble Partnership with respect to the EPA’s BBWA and CWA 404(c) regulatory action can be found on Northern Dynasty’s website.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". A list of these peer review documents can be found on the Company’s website.

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

Preliminary Injunction

In late May 2014, the Pebble Partnership filed suit in the US District Court for Alaska and sought an injunction to halt the pre-emptive regulatory action initiated by the EPA under the CWA, asserting that, in the absence of a permit application, the action exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, a US federal court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. This appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the CWA.

Proposed Determination

On July 18, 2014, EPA Region 10 announced a "Proposed Determination" to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the formal submission of a development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

Page | 13

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership believe the Proposed Determination is flawed and unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

Federal Advisory Committee Act ("FACA") action

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the FACA due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the BBWA, and with respect to its unprecedented pre-emptive regulatory action under the CWA. On September 24, 2014, the US federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404(c) regulatory action with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, a US federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the BBWA and subsequent 404(c) regulatory action violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. Granting of a preliminary injunction also reflects the court’s view that PLP has a likelihood of prevailing on the merits of its case. On June 4, 2015, the federal court in Alaska issued an order denying the EPA’s motion to dismiss this case.

The Pebble Partnership has filed numerous requests for production of documents and has received tens of thousands of documents produced by the EPA. The Pebble Partnership has also served a number of notices of depositions for current and former EPA employees, EPA contractors and relevant third parties. More than a dozen depositions of EPA witnesses have been completed. Additionally, the Pebble Partnership has asked the Court to compel the Agency and certain third parties to produce documents that are relevant to its FACA claims and that are being improperly withheld. Should the Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the BBWA as part of the administrative record for any regulatory action at the Pebble Project.

Page | 14

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Mediation

On October 27, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under FACA.

On December 30, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court staying the ongoing FACA litigation until March 20, 2017 and, on that date, the parties filed a Joint Motion in federal court to extend a stay of proceedings in ongoing litigation under FACA to May 4, 2017 in the interest of resolving the matter.

To date, no mediator has been appointed in these mediation proceedings as the Company has made substantial progress in recent direct discussions with the EPA and intends to continue negotiating the matter directly, rather than through mediation. Government representatives are actively engaged in these discussions and, along with the Pebble Partnership, are focused on achieving a resolution that will be agreeable to both parties. In the meantime, the Court’s Preliminary Injunction of November 25, 2014, will remain in effect for the duration of any stay.

Freedom of Information Act ("FOIA") action

On October 14, 2014, the Pebble Partnership filed suit in federal district court in Alaska charging that EPA has violated the FOIA by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the CWA. The EPA moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership opposed the government’s motion, pointing out several deficiencies in the EPA’s search parameters and the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the US federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in-camera review of the sample and test the merits of EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. The Court agreed, concluding that it had "no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in-camera review. After this review, the Court issued an order resolving Pebble’s challenges to the remaining withholdings and forcing EPA, yet again, to produce additional documents that the agency had been improperly withholding for over two years.

Page | 15

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Office of the EPA Inspector General ("OIG") review

Counsel for Northern Dynasty and the Pebble Partnership has submitted numerous letters to the independent OIG since January 2014, raising concerns of apprehension of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the OIG announced that it would investigate the EPA’s conduct in preparing An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska, "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska." On January 13, 2016, the OIG published its report (the "OIG Report"). While acknowledging significant “scope limitations” in its review and subsequent OIG Report, the OIG concluded that: “we found no evidence of bias in how the EPA conducted its assessment of the Bristol Bay watershed, or that the EPA pre-determined the assessment outcome,” but that an EPA Region 10 employee may have been guilty of “a possible misuse of position.”

Several other investigations of EPA conduct at Pebble contradict the OIG Report. The US Congress’ House Committee on Oversight and Government Reform found “that EPA employees had inappropriate contact with outside groups and failed to conduct an impartial, fact-based review of the proposed Pebble mine.” In addition, a report by former United States Senator and Defense Secretary William S. Cohen and his firm (further described below), said their investigation “raise(s) serious concerns as to whether EPA orchestrated the process to reach a pre-determined outcome; had inappropriately close relationships with anti-mine advocates; and was candid about its decision-making process.”

The findings of the OIG Report are not expected to materially affect the Pebble Partnership’s strategy for addressing the EPA’s CWA Section 404(c) regulatory action. The Company remains confident that the Pebble Project will ultimately enter federal and state permitting unencumbered by any extraordinary development restrictions.

Cohen report

In March 2015, William Cohen and his firm, The Cohen Group, assisted by the law firm DLA Piper, was retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay watershed. Secretary Cohen was requested to evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as a senior government official, as well as his 24 years as a member of the US Senate and House of Representatives.

A team of independent investigators employed by The Cohen Group and DLA Piper reviewed thousands of documents secured through FOIA requests and interviewed approximately 60 individuals involved with the EPA or its review of the Pebble Project. On October 6, 2015, Mr. Cohen released his report entitled Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection with its Evaluation of Potential Mining in Alaska’s Bristol Bay Watershed. The report stated the conclusion of Mr. Cohen that he did not believe the EPA used the "fairest and most appropriate process" in its proposed pre-emptive regulatory action under the CWA.

Mr. Cohen urged policymakers to require that the permitting process under NEPA and the regulations developed by the Council on Environmental Quality (the "Permit/NEPA Process") be followed. Mr. Cohen commented that the Permit/NEPA Process is more comprehensive than the pre-emptive Section 404(c) action employed by the EPA and he could find no valid reason why that process was not used.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

The Cohen report also raised a number of concerns about the EPA’s Bristol Bay Watershed Assessment study and the CWA Section 404(c) regulatory action, including possible prejudice and pre-determination of outcomes by the EPA, inappropriately close relationships between certain EPA officials and anti-mine advocates, EPA’s candor with respect to certain actions it took, lack of consistency between the BBWA and the proposed determination, and lack of cooperation by EPA personnel with respect to Congressional queries and FOIA requests.

Northern Dynasty does not consider the Cohen report to constitute an "expert’s" report but rather considers it to constitute an informed view of the Company’s treatment by the EPA expressed by a person familiar with governmental due process goals. Mr. Cohen has appeared before a Congressional committee (House Committee on Science, Space and Technology) with respect to the findings in his report.

US House Committee on Science, Space and Technology

On February 22, 2017, the US House Committee on Science, Space and Technology Chairman, Lamar Smith, sent a letter to the EPA Administrator Scott Pruit recommending that "the incoming Administration rescind the EPA’s proposed determination to use Section 404(c) in a pre-emptive fashion for the Pebble Mine in Bristol Bay, Alaska. This simple action will allow a return to the long-established Clean Water Act permitting process and stop attempts by the EPA to improperly expand its authority. Moreover, it will create regulatory certainty for future development projects that will create jobs and contribute to the American economy."

Multi-dimensional Strategy

In summary, in 2016 the Pebble Partnership has advanced a Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA. The goal is to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA, including:

•

challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the CWA prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the CWA regulatory action; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under FOIA.

In 2017, the Company intends to continue with the Multi-dimensional Strategy and the Pebble Partnership plans to engage in direct discussion, including possible mediation with the EPA. There can be no assurance of the results of the discussion and possible mediation with the EPA. Even if the dealings with the EPA are successful and the permitting process for the Pebble Project commences, there can be no assurance that the permits required to build and operate the Pebble Project will be successfully secured.

Northern Dynasty and the Pebble Partnership are represented by respected international law firm Steptoe & Johnson LLP ("Steptoe"), which for more than seven decades has been acknowledged as a leader in litigation and advocacy in Washington DC. Steptoe and the Pebble Partnership have agreed to cap legal fees related to the FACA suit and other ongoing legal matters at US$1 million to the point at which motions for summary judgment in the case have been fully argued to the court and are ripe for adjudication, expected to be in 2017. Steptoe will be due a success fee payment upon prevailing in the FACA litigation or arising from other positive outcomes (see section 1.6 for estimate of success fees payable as at December 31, 2016).

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Other Matters

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project, which the Company is attempting to develop. On February 15 and 17, 2017, two purported shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.) and Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act. The Company has not yet been served with either of these complaints, but has seen them and assessed their substance. The Company believes that the allegations in these complaints are without merit, and it intends to defend itself vigorously against these actions.

Kerrisdale is not a mining company and does not disclose any record of success in mining investments or issuing mining valuation or investment reports. On the contrary, Kerrisdale has a track record of aggressive short selling and activism. In contrast, Northern Dynasty’s Pebble team has extensive experience in mining and a formidable track record of success in developing and operating mines internationally. The Kerrisdale Report relies on anonymous co-authors whose mining credentials, if any, Kerrisdale has not disclosed and who likewise may hold or have held short positions in Northern Dynasty. Specifically, Kerrisdale has not disclosed if these anonymous authors have any requisite technical qualifications or practical mining experience to substantiate the claims of the short report. In contrast, Northern Dynasty publicly files technical reports which have been certified by named, independent, experienced and reputable Qualified Persons (as defined by securities laws) who have certified the accuracy and completeness of these reports. An internationally recognized engineering firm conducted and compiled an extensive and independent Preliminary Assessment (also referred to as a Preliminary Economic Assessment, or "PEA") of the Pebble Project on behalf of Northern Dynasty. This PEA, published in 2011, showed the project possesses significant value. While the analyses of this assessment now require updating, it remains a source of much useful information and is available for download at www.sedar.com. The PEA shows the large mineral endowment and potential of the Pebble Project. The Kerrisdale’s short report purports to develop a zero value thesis without requesting or having had access to the necessary and extensive technical, analytical, geological and economic information that Northern Dynasty’s Qualified Persons used. No Kerrisdale personnel have visited the Pebble Project or had discussions with Northern Dynasty’s technical team or executives.

For further information, refer to the Company’s Annual Information Form for the year ended December 31, 2016 which is filed on www.sedar.com.

1.2.3   Financings

$17.1 Million Prospectus Financing

In June 2016, Northern Dynasty completed a prospectus offering of 38,000,000 units of the Company at a price of $0.45 per unit (the "Offering") for gross proceeds to the Company of approximately $17.1 million. Each Unit consists of one common share (a "Share ") and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one common share (a "Warrant Share") at an exercise price of $0.65 per Warrant Share for a period of five (5) years from the closing of the Offering. On the closing date, the Warrants were listed for trading on the TSX under the symbol NDM.WT.B.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

In Canada, the Offering was qualified by the Company’s short form base shelf prospectus dated March 7, 2016 and the Company’s prospectus supplement dated May 26, 2016, as filed by the Company with the Canadian securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario.

The Units were offered in the US pursuant to a base shelf prospectus contained in the Company’s registration statement on Form F-3 (the "Registration Statement") filed by the Company with the US Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "US Securities Act"). The Registration Statement was declared effective by the Commission on March 30, 2016. On March 31, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the US Securities Act the base prospectus related to the Registration Statement (the “US Base Prospectus”). On May 26, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the US Securities Act a prospectus supplement relating to the Shares and Warrants. On July 15, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the US Securities Act a prospectus supplement relating to the additional Shares that may be issued should the Warrants held by US investors be exercised.

The net proceeds of the Offering were to fund the Company’s Multi-dimensional Strategy to address the EPA’s proposed pre-emptive regulatory action under the CWA, prepare the Pebble Project to initiate federal and state permitting under NEPA, keep the project in good standing, advance a potential partner(s) transaction and for working capital and general corporate purposes.

$2 Million Private Placement

In July 2016, the Company completed a private placement of 4,444,376 units in the capital of the Company, each comprising of one share and one share purchase warrant, at a price of $0.45 per unit for gross proceeds of approximately $2 million. Each share purchase warrant is exercisable into one common share of the Company at the exercise price of $0.65 per share until June 10, 2021. The shares and warrants were subject to applicable resale restrictions, including a four month hold under Canadian legislation. Following a four-month hold period, the warrants were listed for trading under the symbol NDM.WT.B.

The proceeds are to be used for working capital purposes.

US$37.44 Million Bought Deal

In January 2017, the Company completed a bought deal offering of 20,240,000 common shares at a price of US$1.85 per unit for gross proceeds of approximately US$37.44 million. The offering was made through a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation, TD Securities Inc. and BMO Capital Markets.

The net proceeds are to be used for (i) advancement of the Company’s Multi-dimensional Strategy to address the pre-emptive regulatory action of the EPA under Section 404 (c) of the CWA; (ii) to prepare the Pebble Project for the initiation of federal and state permitting under NEPA; (iii) environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan for the Pebble Project, (iv) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government and among Alaska Native partners and broader regional and state-wide stakeholder groups, (v) Alaskan corporate, tenure and site maintenance, (vi) general corporate purposes, and (vii) working capital requirements.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

1.2.4    Market Trends

Copper prices have been variable since late 2011 and averaged lower in 2012, 2013, 2014 and 2015.  Prices were variable to improving for most of 2016, then began an uptrend late in the year that has, largely, been sustained so far in 2017.  The recent trend is related to current and expected disruptions in some production as well as the potential for new demand, for example, from infrastructure development in the US.  The recent closing price is US$2.62/lb.

The gold price was on an uptrend over several years to 2012, then decreased in 2013.  Prices were variable in 2014 and 2015, and the average annual prices decreased.  Gold prices trended upward for most of 2016, with some variability from October to December which has continued in 2017.  The recent closing price is US$1,257/oz.

Following increases in 2010 and 2011, molybdenum prices were variable and weakening in 2012 and 2013. Prices increased from January to August 2014, then largely decreased over the next 18 months to the end of 2015. Prices improved in the first half of 2016, then dropped slightly and have, largely, been flat since that time, with a recent price of US$6.92/lb.

Silver prices ranged from $26/oz and $35/oz between October 2011 and the end of 2012, then trended downward in 2013.  Prices were variable in 2014 and 2015, with the average annual prices decreasing in both years.  Prices were variable to increasing during most of 2016, then variable to decreasing late in the  year.  In 2017, silver prices have been variable to increasing, with a recent price of US$17.94/oz.

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2017 are shown in the table below:

Year	Average metal price [1]
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2012	3.61	1,669	12.81	31.16
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015	2.49	1,160	6.73	15.68
2016	2.21	1,251	6.56	17.14
2017 (to the date of this MD&A)	2.64	1,218	6.92	17.39

1. Source: LME Official Cash Price as provided at www.metalprices.com

Page | 20

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

1.3        Selected Annual Information

The following selected annual information is from the audited consolidated financial statements which have been prepared in accordance with IFRS. Unless otherwise stated, all monetary amounts are expressed in thousands of Canadian dollars except per share amounts, which are expressed in Canadian dollars.

	Fiscal year	Fiscal year	Fiscal year
	2016	2015	2014
Total assets	$150,347	$157,704	$135,510
Total non-current liabilities (non-financial)	$–	$–	$1,514
Total current liabilities	$1,500	$2,724	$6,033

Exploration and evaluation expenses	$7,935	$8,718	$12,877
General and administrative expenses	6,729	8,272	9,059
Legal, accounting and audit	9,442	17,001	8,325
Share-based compensation	2,995	903	3,877
Other items(i)	(119)	(1,065)	(2,791)
Loss for the year	$26,982	$33,829	$31,347

Basic and diluted loss per common share	$0.11	$0.23	$0.33
Weighted average number of common shares outstanding (‘000’)	246,161	146,313	95,009

Notes

(i)	Other items include interest income and expense, exchange gain or loss, other income, amounts written off and deferred income tax.

1.4      Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from
Statements of	Dec 31	Sep 30	Jun 30	Mar 31		Dec 31	Sep 30	Jun 30	Mar 31
Comprehensive Loss	2016	2016	2016	2016		2015	2015	2015	2015
(Income)
Expenses
Exploration and evaluation	$2,610	$2,006	$1,294	$2,025		$3,374	$1,786	$1,484	$2,074
General and administrative [1]	1,311	1,444	1,844	2,130		1,813	3,076	1,567	1,816
Legal, accounting and audit [2]	984	1,286	3,318	3,854		6,379	4,452	2,922	3,248
Share-based compensation	714	1,939	186	156		469	33	41	360
Other items[3]	(95)	(68)	(54)	98		373	50	(236)	(1,252)
					$
Loss for the quarter	$5,524	$6,607	$6,588	$8,263		12,408	$9,397	$5,778	$6,246

Basic and diluted loss per common share	$0.02	$0.02	$0.03	$0.04		$0.07	$0.07	$0.04	$0.05
Weighted average number of common shares (000s)	266,767	264,622	230,920	222,106		181,339	137,173	130,973	130,082

1.	The Company did not accrue or pay CEO, CFO and directors’ fees in Q1 and Q2 of 2015.

2.	Primarily, legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project.

3.	Other items include interest income and expense, exchange gain or loss, gain or loss on disposal of financial assets and plant and equipment and deferred income tax (recovery) expense.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E") have trended down other than in Q4 2016 and Q4 2015 as the Company paid annual claim fees. E&E includes costs for Native community engagement, select environmental monitoring programs, annual fees for claims (paid in Q4 each year), site leases, land access agreements and technical studies undertaken.

General and administrative expenses ("G&A") have fluctuated based on the level of corporate and financing activities undertaken. G&A has averaged approximately $1.8 million per quarter over the period, with the exception of Q3 2015, when G&A increased mainly due to the recognition of arrear CEO, CFO and directors’ fees and a 2014 bonus commitment.

Legal, accounting and audit expenses are comprised primarily of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project and have fluctuated in line with ongoing activities to advance the Company’s Multi-dimensional Strategy to address the EPA’s preemptive regulatory action as discussed in Section 1.2.1.2 Legal Matters.

Share-based compensation expense ("SBC") has fluctuated due to the timing and quantum of share purchase option ("option") grants and the vesting periods associated with these grants. Grants of options occurred in Q3 2016 (6,206,000 options) and Q4 2015 (3,657,500 options). In Q3 2016 SBC was also impacted by the grant of 639,031 restricted share units (“RSUs”) and 458,129 deferred share units (“DSUs”).

1.5      Results of Operations

The following financial data has been prepared from the Financial Statements for the year ended December 31, 2016, and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1    Results of Operations for the Year Ended December 31, 2016 vs. 2015

The Company recorded a decrease in loss of approximately $6.8 million due primarily to the decrease in legal, accounting and audit expenses of approximately $7.6 million and G&A of approximately $1.5 million which was offset by an increase in SBC of approximately $2.1 million.

E&E comprised mainly of the following for the year as compared to 2015, expressed in thousands of dollars:

E&E	2016	2015
Engineering	$282	$224
Environmental	732	907
Site activities	1,298	2,176
Socio-economic	4,186	3,963
Property fees and assessments	1,351	1,276
Other activities and travel	86	172
Total	$7,935	$8,718

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

E&E was approximately $0.8 million lower than 2015 due largely to the reduction in costs relating to environmental and site activities as both were impacted by demobilization and remediation activities in 2015. The Company’s incurred higher socio-economic costs relating to maintaining relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups, increased marginally by approximately $0.2 million. Annual rental fees for the Pebble claims also increased from 2015 as some claims fell into a new fee category due to age of the claims.

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the year as compared to 2015, expressed in thousands of dollars:

	2016	2015
Conference and travel	$366	$369
Consulting	388	232
Insurance	417	398
Office costs, including information technology	875	1,188
Management and administration	3,842	5,009
Shareholder communication	634	759
Trust and filing	207	317
Total G&A	6,729	8,272
Legal, accounting and audit	9,442	17,001
	$16,171	$25,273

G&A decreased by approximately $1.5 million due primarily to a decrease in management and administration costs. In 2016, certain of the director fees were paid through the issue of DSUs and RSUs, the cost of which is included in SBC (see below). In 2015, the Company paid a 2014 bonus commitment. The Company however paid additional consulting fees relating to advice on various corporate matters. Legal, accounting and audit costs decreased by $7.6 million as legal fees incurred were lower than in 2015 and the Company had entered into a fixed fee arrangement with Steptoe (refer 1.2.1.2 Legal Matters).

SBC has fluctuated due to the timing and quantum of share purchase option grants and the vesting periods associated with these grants. SBC increased by $2.1 million in the year as the Company granted 6,206,000 options in July 2016. In 2015, 3,657,500 options were granted in October of that year. For each grant, the vesting terms are: one-third on grant date, one-third in 12 months and one-third in 24 months. SBC was also impacted by the SBC on the 639,031 RSUs issued to the Chairman, CEO and CFO (which vest in 12 months) and SBC on 458,129 DSUs issued to non-executive directors (2015 – no DSUs or RSUs were issued).

1.5.2    Financial position as at December 31, 2016 vs. December 31, 2015

The total assets of the Company decreased by $7.4 million due in large part to the appreciation in the Canadian dollar versus the US dollar which resulted in a $4.6 million decrease in the value of the Company’s mineral property, plant and equipment when translated to the Company’s reporting currency. As well, the Company sold its available-for-sale financial assets (refer 1.6 Liquidity).

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

1.6      Liquidity

The Company's major sources of funding has been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions, the issue of common shares pursuant to the exercise of share purchase options and most recently through the exercise of warrants. The Company has also acquired companies in 2015 whose primary assets were cash and equivalents through the issuance of equity securities. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at December 31, 2016, the Company’s cash and cash equivalents were approximately $7.2 million, a decrease of approximately $0.3 million from December 31, 2015. In 2016, the Company completed financings for gross proceeds of approximately $19.1 million (refer 1.2.3 Financings), raised approximately $1.8 million from the sale of its available-for-sale financial assets (being shares in a listed entity which the Company received on the acquisition of Mission Gold Ltd. in 2015), received approximately $3.4 million from the exercise of warrants, received approximately $0.6 million from the exercise of options and employed approximately $24.0 million in its operating activities. Subsequent to the reporting date, the Company completed a bought deal financing and raised gross proceeds of approximately US$37.4 m (refer 1.2.3 Financings). Accordingly, the Company has prioritized the allocation of its available financial resources (cash at year end and funds from the forementioned financing) in order to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (refer 1.2 Overview and the Company’s plans for 2017). Additional financing will be required to pursue any material expenditures at the Pebble Project beyond 2017. There can be no assurances that the Company will be successful in obtaining additional financing at that point. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

At December 31, 2016, the Company had working capital of approximately $6.4 million as compared to $7.9 million at December 31, 2015. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed below:

The following commitments and payables (expressed in thousands) existed at December 31, 2016:

	Payments due by period as of the reporting date
	Total	≤ 1 year	1-5 years		> 5 years
				$
Trade and other payables	$1,260	$1,260	$–		–
Payables to related parties	240	240	–		–
Lease commitments	695	193	502		–
				$
Total	$2,195	$1,693	$502		-

The Company, through the Pebble Partnership, is advancing its Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA, including through litigation against the EPA, contesting the EPA’s statutory authority to act pre-emptively under the CWA, and alleging violation of FACA and the unlawful withholding of documentation under FOIA. The Company has a contingent liability for additional legal fees and costs that may be due to the Company’s counsel should there be a successful outcome or settlement. However, the Company is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of the reporting date of the Financial Statements, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of approximately $20.2 million (US$15.1 million at closing Bank of Canada rate on December 31, 2016, of $1.3427 per US$1) payable by the Company which would be payable in three equal tranches over three years.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and routine site and office leases (included in table above).

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

1.7      Capital Resources

The Company’s capital resources consist of its cash reserves. As of December 31, 2016, the Company had no long term debt or commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8      Off-Balance Sheet Arrangements

There are none.

1.9      Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors of the Company namely Robert Dickinson and Ron Thiessen are active members of the HDI Board of Directors. Marchand Snyman, the Company’s CFO, is also an active member of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either the Company or HDSI.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 8(b) in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8(a) in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10     Fourth Quarter 2016 vs. 2015

The Company recorded a $6.7 million decrease in loss to $5.7 million, primarily due to a decrease in legal expenses as discussed herein.

E&E comprised mainly of the following during the three months ended December 31, 2016 as compared to the prior year quarter, expressed in thousands of dollars:

E&E	2016	2015
Engineering	$16	$27
Environmental	194	256
Site activities	228	726
Socio-economic	798	1,078
Property fees and assessments	1,351	1,276
Other activities and travel	23	11
Total	$2,610	$3,374

E&E was approximately $0.8 million lower than 2015 as site activities were reduced and socioeconomic costs relating to relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups were lower. The Company however, incurred higher rental payments for claims. In 2015, E&E was impacted by and the completion of demobilization and remediation activities at site.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

The following G&A, and legal, accounting and audit expenses were incurred during the three months ended December 31, 2016 as compared to 2015, expressed in thousands of dollars:

	2016	2015
Conference and travel	$75	$77
Consulting	18	61
Insurance	101	105
Office costs	223	207
Management and administration	716	1,127
Shareholder communication	137	184
Trust and filing	41	52
Total G&A	1,311	1,813
Legal, accounting and audit	984	6,379
	$2,295	$8,192

G&A decreased by approximately $0.5 million due primarily to lower management and administration costs. Legal, accounting and audit costs decreased by approximately $5.4 million as less time was incurred by legal counsel and the Company had entered into a fixed fee arrangement with Steptoe (refer 1.2.1.2 Legal Matters).

1.11    Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12    Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13    Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.14    Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash ($nil at December 31, 2016) and amounts receivable. The Company limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group as and when required. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the year ended December 31, 2016. Amounts receivable include receivable balances with government agencies, prepaid expenses and refundable deposits. Management has also concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended December 31, 2016.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2016.

Commodity price risk

While the value of the Company’s Pebble Project, held through its 100% interest in the Pebble Partnership, is related to the price of copper, gold, molybdenum and silver and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Copper, gold, molybdenum and silver prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15    Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2016 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is shown in the following table:

Number
Common shares issued and outstanding	298,787,573
Share options pursuant to the Company’s incentive plan	14,867,331
Deferred share units	458,129
Restricted share units	639,031
Warrants and non-incentive plan options[1]	47,311,472

Notes:

1.

Non-incentive plan options were issued on the acquisition of Cannon Point in October 2015. Warrants were issued pursuant to the acquisition of Mission Gold in December 2015, the prospectus financing in June 2016 and the private placement in July 2016.

1.15.2 Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

1.15.3 Management’s Report on Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

Page | 29

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s ICFR as of December 31, 2016. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of December 31, 2016, the Company’s ICFR was effective based on those criteria.

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

1.15.6 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

In the event that we are unsuccessful in our litigation against the EPA, the EPA refuses to withdraw its regulatory action or we are otherwise unable to reach a settlement with the EPA, we may never be able to proceed with permitting with respect to the pebble project.

The principal risk currently facing the Company is that we may be unable to resolve our ongoing issues with the EPA with respect to its pre-emptive regulatory action under Section 404(c) of the CWA. While we believe our position has merit, the proceedings have been lengthy and have required us to expend substantial funds and time.

There is no assurance that there will be any change in the position taken by the EPA with respect to its pre-emptive regulatory action under Section 404(c) of the CWA resulting from the new federal administration in Washington, DC and the resulting change in the leadership of the EPA.

There has recently been a change in the leadership of the EPA resulting from the appointment of a new administrator of the EPA by the new federal administration in Washington, DC. There is no assurance that this change of leadership will result in the EPA reversing its position with respect the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA or otherwise enable the Company to proceed with its permit application process. The Company can provide no assurance with respect to the reaching or timing of a resolution, if any, with the EPA or with respect to other matters relating to the EPA. Even if the current issues with the EPA are resolved, there is no assurance that the Company will be successful in obtaining the required permits to proceed with the development of the Pebble Project.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

Notwithstanding any possible negotiated or other settlement with the EPA or a change in the EPA’s position that enables us to proceed with our permit applications, the Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and likely size. Accordingly, there is no assurance that the Company will obtain the required permits even if the current issues with the EPA are resolved and the Company is able to proceed with the permit application process. In the ordinary course the Company’s permitting process would first involve filing CWA 404 permit applications with the US Army Corps of Engineers, which would trigger an EIS process under NEPA. The EIS process under NEPA, and the requirement for the Company to secure a broad range or other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

Page | 31

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. The EPA has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included mineral resource estimates that have been made in accordance with NI 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2016, Northern Dynasty had working capital of approximately $6.4 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required for continued corporate expenditures and expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

As the Pebble Project is Northern Dynasty’s only mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore may cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing

Page | 33

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty competes with larger, better capitalized competitors in the mining industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Pebble Project and could delay these activities

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project. Refer to further discussion in 1.2.1.2 Legal Matters.

Litigation

The Company is currently and may in future be subject to legal proceedings, including with regard to actions in 1.2.1.2 Other Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it will likely have a material adverse effect of the Company. Please refer to the Risk Factor regarding the EPA litigation above.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such certain events occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2016

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including HDSI (refer 1.9 Transactions with RelatedParties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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